Exhibit 99.1
Results of Shinhan Card’s Annual General Meeting for the Fiscal Year of 2011

On March 28, 2012, Shinhan Card, our wholly-owned card subsidiary, held the annual general shareholders’ meeting for the fiscal year of 2011, and the four agendas listed below were approved.

Agenda:

1)	Approval of Balance Sheets, Income Statements and Statements of Appropriation of Retained

Earnings for the fiscal year of 2011 (January 1, 2011 ~ December 31, 2011)

2)	Approval of Revision to Articles of Incorporation

3)	Appointment of Directors

4)	Approval of Director Remuneration Limit

The AGM of Shinhan Card also approved cash dividend payment for the fiscal year of 2011 as follows:

- Total Dividend Amount: KRW 600 billion

1) Interim Cash Dividend: KRW 300 billion or KRW 2,393 per common share

2) Annual Cash Dividend: KRW 300 billion or KRW 2,393 per common share

Since SFG wholly owns Shinhan Card, SFG will be receiving the total dividend amount from Shinhan Card.